

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

Via E-mail
Kang Chungmai
Chief Financial Officer
Tsingda eEDU Corporation
No. 39, Block 74, Lugu Rd.
Shingjingshan District,
Beijing, PR China 101105

> **Re: Tsingda eEDU Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-52347**

Dear Mr. Chungmai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 3

1. Please revise your disclosure to contain an organizational chart showing your corporate structure. The chart should clearly indicate those entities in which you have an equity interest and those in which you only have a contractual interest. Your revised disclosure should clarify which entities control and have licenses and/or contractual arrangements with respect to your directly-owned learning centers and your franchised learning centers.

2. Expand your disclosure to address your recent investments in YIYING Angel Education Consulting Co., Ltd. and Beijing ShangXue Educational Technology Co., as discussed on page 43. Disclose the portion of each such entity's revenue and liabilities you are responsible for and file any relevant agreements for each acquisition as exhibits to your Form 10-K.

PRC Regulation of Franchise Businesses, page 8

3. We note your disclosure on page 10 that franchisees are required to obtain necessary operating permits and comply with applicable laws and regulations. Expand your disclosure here and in your risk factors to clarify the scope of your liability with respect to a franchisee's failure to comply with applicable laws or regulations. Your revised disclosure should indicate whether you have any indemnification rights with respect to any such non-compliance or breaches.

Government Regulation, page 14

4. We note your statement that you have applied for a license for broadcasting audio-video programs through the internet. However, your disclosure also indicates that these requirements are not applicable to you. Please explain. In addition, please indicate the status of your application and identify any penalties you may incur for the conduct of your operations without this license.

5. We note your conclusion on page 15 that you are not a private school. However we also note your disclosure on page 15 that as a result of the restrictions on foreign party involvement in educational programs you "cannot direct [y]our affiliates in China" and instead are a "service provider" to those affiliates. Please expand your disclosure to clarify why the Regulations on Chinese-Foreign Cooperation in Operating Schools would be applicable to your program if you are not considered to be operating private schools.

6. We note your reference on page 15 to the Announcement Regarding Re-Approval of Chinese-Foreign Cooperative Education Institutions and Programs and the MOE Circular on Further Regulation Chinese-Foreign Cooperative Education Programs. Please expand your disclosure to explain whether and how these regulations apply to both your directly owned and franchised learning centers. Your disclosure should address your compliance, if applicable, with each of these regulations.

Regulations on Protection of the Right of Dissemination through Information Networks, page 16

7. Please expand your disclosure to indicate how you comply with these restrictions as they apply to your online services and products.

Limitations on Foreign Ownership of Our Business, page 18

8. We note your statement that your corporate structure is designed to comply with current regulatory limitations on foreign ownership. Please clarify whether your operations are restricted under the Foreign Investment Industry Guidance Catalogue.

Risk Factors, page 22

9. Please revise your Risk Factors section to include a separate risk factor discussing the potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers.

10. Please include risk factor disclosure identifying the names and titles of your officers and directors who are shareholders in Tsingda Education and Tsingda Network and discuss how their fiduciary duties to the listed company, Tsingda eEDU Corporation, may conflict with these individuals' respective roles in the VIE and its subsidiary, including as majority shareholders and any officer and director or other leadership roles they have in such entities. Discuss whether or not you have agreements in place to resolve conflicts of interest between the listed company and VIE and its operations. Finally, disclose how the interests of Tsingda eEDU Corporation officers and directors may not be aligned with the unaffiliated public security holders of Tsingda eEDU Corporation due to these individuals' holdings of the operational company.

"Governmental control of currency conversion may affect the value of your investment," page 29

11. Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect your ability to finance your PRC subsidiaries.

12. Please tell us whether the business scope of your PRC subsidiary includes equity investments. If it does not, please expand this risk factor to explain how this limitation will affect Tsingda eEDU Corporation's ability to finance its PRC subsidiary, including, but not limited to, what use can be made of Renminbi converted from foreign currency-denominated capital for equity investments in the PRC by Tsingda eEDU Corporation's PRC subsidiary. Disclose your use of such Renminbi converted from foreign currency denominated capital.

Company Overview, page 34

13. We note your description of your agreements with Tsingda Education on page 26. Please expand your disclosure in this section to include a more detailed summary of the agreements governing your relationship with Tsingda Education. Your disclosure should include, among other material terms, the term of each such agreement and the respective

termination rights of the parties. Please clarify whether Tsingda Education has paid the consulting fees contemplated by the consulting services agreement.

14. Please expand your disclosure to clarify whether the pledge in your Equity Pledge Agreement has been registered with the local SAIC. If it has not been registered, include risk factor disclosure addressing the risks associated with the failure to register the equity pledge.

15. Please revise your disclosure to address the fact that the primary remedy under the share pledge agreements for default in these arrangements is to engage in an auction or sale of the shares. Your disclosure should clarify that such an auction or sale may not result in Tsingda's receipt of full value of the equity or the business of the entities and that any proceeds you receive would be net of the payment of related expenses and taxes.

16. We note your disclosure that Tsingda Education's shareholders have granted Tsingda Management the exclusive right and option to acquire all of their equity interest. Expand your disclosure to indicate the terms pursuant to which Tsingda Management can exercise this option.

<u>Signature Page</u>

17. We note that your Form 10-K is not signed by your principal accounting officer or controller. If Mr. Chungmai is signing in the capacity of both positions, please revise your filing to so indicate.

<u>Note 9 – Due from the Related Party, page F-15</u>

18. We note your disclosure on page F-15 of a loan made to an executive of the company as of August 5, 2011. Please tell us how this loan is in compliance with Section 402(a) of the Sarbanes Oxley Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Kang Chungmai
Tsingda eEDU Corporation
October 1, 2012
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Adam Mimeles, Esq.